UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HIGHLANDS REIT, INC.

(Name of Subject Company)

HIGHLANDS REIT, INC.

(Names of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

43110A 104

(CUSIP Number of Class of Securities)

Robert J. Lange, Esq.

Executive Vice President, General Counsel and Secretary

Highlands REIT, Inc.

332 S. Michigan Avenue, 9th Floor

Chicago, Illinois 60604

(312) 583-7990

with a copy to:

Evan Hudson, Esq.

Duval & Stachenfeld LLP

555 Madison Avenue, 6th Floor

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, Coastal Realty Business Trust and MacKenzie Capital Management, LP (together, the “Offeror”) to purchase up to 4,000,000 shares of the outstanding common stock, $0.01 par value per share (the “Common Stock”), of Highlands REIT, Inc., a Maryland corporation (the “Company”), at a price equal to $0.10 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on August 22, 2016 (the “Offer to Purchase”).

As discussed below, the board of directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Highlands REIT, Inc.

332 S. Michigan Avenue, 9th Floor

Chicago, Illinois 60604

(312) 583-7990

This Schedule 14D-9 relates to the Common Stock, of which there were 864,890,967 shares outstanding as of August 8, 2016.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 4,000,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Tender Offer is extended by the Offeror, the Tender Offer will expire at 11:59 p.m., Pacific Time, on September 23, 2016.

According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 1640 School Street, Moraga, CA 94556, (925) 631-9100 ext. 1024.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the following sections: (A) in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2016, Note 10—Share Based Compensation; Note 11—Commitments and Contingencies; Part I, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from InvenTrust; and Part II, Item 5—Other Information; (B) in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016, in the notes to the financial statements, Note 9—Commitments and Contingencies; and Part I, Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Separation from InvenTrust; (C) in the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016, Item 1.01—Entry into a Material Definitive Agreement; and Item 5.02—Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers; (D) in the Information Statement filed as Exhibit 99.1 to the Company’s Current

Report on Form 8-K filed with the SEC on April 25, 2016, Risk Factors—Risks Related to Our Relationship with InvenTrust and the Separation; Management; Certain Relationships and Related Transactions; Principal Stockholders; and, in the notes to the financial statements, Note 5—Transactions with Related Parties; and (E) in the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2016, Item 1.01—Entry into a Material Definitive Agreement.

Additionally, on June 1, 2016, the Company entered into an employment agreement (the “Employment Agreement”) with Robert J. Lange, the Company’s Executive Vice President, General Counsel and Secretary. Pursuant to the Employment Agreement, Mr. Lange is entitled to an annual base salary equal to $340,000 and is eligible to receive an annual cash performance bonus based upon the achievement of performance criteria. Mr. Lange’s target annual bonus will be no less than 80% of his annual base salary, with the threshold and maximum bonus levels to be determined on an annual basis. On June 1, 2016, the Company granted Mr. Lange an award of fully vested shares of Common Stock having an aggregate value equal to $750,000. In addition, not later than March 15, 2017, subject to Mr. Lange’s continued employment with Highlands, Mr. Lange will be granted an award of fully vested shares of Common Stock having an aggregate value equal to $450,000. Under the Employment Agreement, if Mr. Lange’s employment is terminated by Highlands without “cause” or by Mr. Lange for “good reason” (each, as defined in the Employment Agreement), Mr. Lange will be entitled to a lump-sum severance payment in an amount equal to a multiple of the sum of Mr. Lange’s annual base salary and target bonus for the year in which the termination occurs, as well as certain benefits. The cash severance multiple for a qualifying termination of Mr. Lange’s employment that does not occur in connection with a change in control of Highlands is 1.5x. The cash severance multiple for a qualifying termination in the context of a change in control of Highlands will range from 1.5x to 3x, depending on Mr. Lange’s termination date. The Employment Agreement also contains a confidentiality covenant by Mr. Lange that extends indefinitely; an employee and independent contractor nonsolicitation covenant that extends during Mr. Lange’s employment and for a period of one year following his termination; and a mutual non-disparagement covenant by Mr. Lange and the Company. The summary of the Employment Agreement set forth above is qualified in its entirety by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2016.

Effective as of June 1, 2016, the Company and Mr. Lange entered into the Company’s form indemnification agreement, in substantially the form filed as Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed with the SEC on March 18, 2016 (as amended, the “Registration Statement”) (the “Form Indemnification Agreement”). The Information Statement filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2016 provides a description of the terms of the Form Indemnification Agreement under the section entitled “Management—Indemnification,” which summary is incorporated herein by reference. Such summary is qualified in its entirety by reference to the full text of the Form Indemnification Agreement filed as Exhibit 10.5 to the Registration Statement.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The board of directors has reviewed the terms of the Tender Offer. Based on its review, the board of directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Offeror pursuant to the Offer to Purchase.

The board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offeror pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have few alternatives available to sell some of or all their Common Stock.

The board of directors suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Tender Offer.

(b)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the board of directors considered the following factors based on its review of the Offer to Purchase in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•	On April 28, 2016, the Company announced an estimated value of the Common Stock equal to $0.36 per share, which is $0.26 per share (or 260%) above the Offer Price. The estimated value reflects estimated asset and liability values as of April 28, 2016, the date of the Company’s separation from InvenTrust Properties Corp., and does not represent a current value. As previously disclosed to Stockholders, the estimate is based on certain assumptions and subject to certain limitations all discussed in the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016. The Company currently anticipates publishing a new estimated share value within one year of the prior estimate. Any updated estimate may be lower or higher than $0.36 per share.

•	According to the Company’s transfer agent, since the Company’s separation from InvenTrust Properties Corp. on April 28, 2016, sales prices of the shares of Common Stock on the secondary market have ranged from $0.10 to $0.36 per share (which price range excludes trades at prices that appear to the Company to have resulted from manifest error by one or more of the transacting parties). The foregoing price range does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Company does not know whether the foregoing price range is accurate, and does not endorse or adopt it in any respect.

•	Although the Company did not pay any distributions to Stockholders during the six months ended June 30, 2016, the Company generally intends over time to make annual distributions in an amount at least equal to the amount that will allow the Company to qualify as a real estate investment trust for U.S. federal income tax purposes (a “REIT”) and to avoid current entity-level U.S. federal income taxes. Although the board of directors cannot provide any guarantee that the Company will pay distributions in the future, Stockholders who choose to participate in the Tender Offer by selling their shares to the Offeror will lose all rights attendant to the shares, including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•	There is no guarantee that the Tender Offer can or will be completed as soon as the Offeror implies. The Tender Offer does not expire until September 23, 2016 at the earliest. This date may be extended by the Offeror in its sole discretion. In addition, if more than 4,000,000 shares of Common Stock are validly tendered in the Tender Offer and not withdrawn, the Offeror will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•	The Offeror expressly reserves the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Offeror does not have an obligation to otherwise communicate that amendment to Stockholders.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

(a)	Golden Parachute Compensation.

There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or the Offeror concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer to Purchase.

(b)	Other Material Information.

Certain statements in this Schedule 14D-9, other than purely historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements about the Company’s plans, objectives, strategies, financial performance and outlook, trends, the amount and timing of future cash distributions, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, the Company’s actual financial results, performance, achievements or prospects may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “guidance,” “predict,” “potential,” “continue,” “likely,” “will,” “would,” “illustrative” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management based on their knowledge and understanding of the business and industry, are inherently uncertain. These statements are not guarantees of future performance, and Stockholders should not place undue reliance on forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond the Company’s control, that could cause the Company’s actual results to differ materially from the forward-looking statements contained in this Schedule 14D-9. Such risks, uncertainties and other important factors include, among others: the risks, uncertainties and factors set forth in the Company’s filings with the SEC, including the Company’s Registration Statement on Form 10-12G, as amended; business, financial and operating risks inherent to real estate investments and the industry; the Company’s ability to renew leases, lease vacant space, or re-let space as leases expire; the Company’s ability to repay or refinance debt as it comes due; business, financial and operating risks inherent to real estate investments; contraction in the global economy or low levels of economic growth; the

Company’s ability to sell assets at a price and on a timeline consistent with the Company’s investment objectives, or at all; the Company’s ability to service debt; changes in interest rates and operating costs; compliance with regulatory regimes and local laws; uninsured or underinsured losses, including those relating to natural disasters or terrorism; the Company’s status as an emerging growth company; the amount of debt that the Company currently has or may incur in the future; provisions in the Company’s debt agreements that may restrict the operation of the Company’s business; the Company’s separation from InvenTrust Properties Corp. and the Company’s ability to operate as a standalone public reporting company; the Company’s organizational and governance structure; the Company’s status as a REIT; the cost of compliance with and liabilities under environmental, health and safety laws; adverse litigation judgments or settlements; changes in real estate and zoning laws and increases in real property tax rates; changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs; changes in governmental regulations or interpretations thereof; and estimates relating to the Company’s ability to make distributions to Stockholders in the future.

These factors are not necessarily all the important factors that could cause the Company’s actual financial results, performance, achievements or prospects to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm the Company’s results. All forward-looking statements attributable to the Company or to persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and the Company does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements.

Item 9.	Exhibits.

Exhibit No.

(a)(1)	Website notice to Highlands REIT, Inc. Stockholders, dated September 6, 2016.

(e)(1)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2016.*

(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2016.*

(e)(3)	Excerpts from the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2016.*

(e)(4)	Excerpts from the Information Statement filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2016.*

(e)(5)	Excerpts from the Company’s Current Report on Form 8-K filed with the SEC on April 14, 2016.*

*	Incorporated by reference as provided in Item 3 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert J. Lange
(Signature)

Robert J. Lange
Executive Vice President, General Counsel and Secretary
(Name and Title)

September 6, 2016
(Date)